UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K ☐ Form 20-F ☐ Form 11-K ☒      Form 10-Q ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	SOUNDHOUND AI, INC.
Former Name if Applicable:	ARCHIMEDES TECH SPAC PARTNERS CO.
Address of Principal Executive Office (Street and Number):	5400 Betsy Ross Drive
City, State and Zip Code:	Santa Clara, CA 95054

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended March 31, 2022, within the prescribed time period, without unreasonable effort or expense because additional time is needed to complete the financial statements for the quarterly period ended March 31, 2022. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Scott M. Miller	(212)	370-1300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We were not engaged in any operations, nor did we generate any revenues during the three-month periods ended March 31, 2022 and 2021, respectively. Our only activities during those periods were operational activities related to identifying a target company for a business combination and activities in connection with closing a business combination, subsequent to the three-month period ended March 31, 2022, on April 26, 2022. We generated non-operating income in the form of interest income on cash and cash equivalents. We also had an unrealized gain on the change in the fair value of warrants, during the three-month period ended March 31, 2022. During both periods, we incurred expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as in connection with the business combination closed on April 26, 2022.

For the three months ended March 31, 2022, we had a net loss of $385,450, which resulted primarily from a loss of $490,053 incurred in connection with operating costs, which was partially offset by (i) an unrealized gain of $92,746 on the change in fair value of warrants and (ii) interest income of $11,857.

For the three months ended March 31, 2021, we had a net loss of $84,033, which resulted primarily from (i) a loss of $81,441 incurred in connection with formation and operating costs and (ii) an unrealized loss of $3,117 on the change in fair value of warrants.

The amounts reported above are still subject to completion.

SOUNDHOUND AI, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Keyvan Mohajer
Keyvan Mohajer
Chief Executive Officer

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